CF Finance Acquisition Corp. III

110 East 59th Street

New York, NY 10022

VIA EDGAR

June 25, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Geoff Kruczek

Re:	CF Finance Acquisition Corp. III

Registration Statement on Form S-4

Filed May 13, 2021

File No. 333-256058

Dear Mr. Kruczek:

CF Finance Acquisition Corp. III (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on June 9, 2021, regarding our Registration Statement on Form S-4, File No. 333-256058, filed with the Commission on May 13, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 1 to the Registration Statement on Form S-4 (the “Amendment”), which is being filed with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form S-4

What interest do CF III’s…?, page 53

1.	Revise to quantify each of the interests referenced in the bullet points. Also revise to discuss the PIPE investment and fees Cantor Fitzgerald will collect in connection with the transactions described in the document.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 13, 33, 77, 103 and 135 of the Amendment accordingly.

The Merger Agreement, page 21

2.	We note the disclosure regarding the exchange ratio as of April 30, 2021. Please revise to provide a value as of a date as recent as practicable. Consider providing such information in the Question and Answer section beginning on page 9 as well.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 21 and 110 of the Amendment accordingly (and any subsequent amendments will further update such information as of a date as recent as then-practicable).

Risk Factors, page 46

3.	If the tax consequences of the redemption are uncertain or unclear and present material risks to investors, please revise to discuss those risks here. Also, if counsel is providing an opinion on those consequences, please revise your disclosure on page 133 to identify counsel and that the disclosure represents its opinion.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 84 to add a new risk factor addressing tax uncertainties relating to the redemption. Ellenoff Grossman  [__] & Schole LLP, counsel to the Company, will provide an opinion as to the U.S. federal income tax disclosure, insofar as it relates to matters of tax law, as described in the Amendment on page 141.

The Amended Charter will require, page 79

4.	Please reconcile your disclosure here and page 223 regarding the sole and exclusive forum for claims under the Securities Act with Section 11.1 of Annex C, which discusses concurrent jurisdiction for those claims. If you intend to create concurrent jurisdiction for those claims, please present this change as a separate proposal in connection with the post-merger changes you intend to make. We note, in this regard, that it appears your premerger charter allowed for such claims only in the federal district courts.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 81 and 230 and the proposed provision in Section 11.1 of Annex C of the Amendment accordingly, to remain consistent with our current charter.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

2. Adjustments to the Unaudited Pro Forma Condensed Combined Financial Information, page 95

5.	We refer to adjustments (C) and (D). Please address the need to reflect transaction costs in the pro forma statement of operations pursuant to Rule 11-02(a)(i)(6)(B) of Regulation S-X.

Response: The direct and incremental transaction costs of $22,030 thousand and $28,400 thousand described in adjustments (C) and (D), respectively, are representative of estimated costs expected to be incurred related to the transaction and are expected to be recorded directly to equity. Accordingly, such amounts are not expected to have a future impact on the results of operations and are therefore not reflected in the pro forma statements of operations.

6.	In reference to adjustments (O) and (P), please tell us and disclose the terms in the warrants which are changing that will necessitate the reclassification from a liability to equity.

Response: With regards to adjustment (O), the warrants of AEye, Inc. (“AEye”) permit the warrant holder to purchase Series A preferred shares of AEye. The warrants are classified as a liability as the underlying Series A preferred shares contain a redemption requirement that is not solely within the entity’s control. Pursuant to Section 2.5(e) of the Merger Agreement, AEye’s outstanding warrants will be assumed by CF III and converted into warrants to purchase shares of Combined Entity Class A Common Stock, which will not contain redemption provisions that are not solely within the entity’s control and such warrants are expected to qualify for equity classification.

With regards to adjustment (P), the terms of CF III’s 7,666,666 public warrants have not changed. We considered the equity structure upon the Closing of the transaction whereby the warrants no longer meet the requirements for liability classification. Our assessment primarily considered:

(i)	the single class of common shares that control the entity after the merger;

(ii)	the tender offer provision only pertaining to the warrants on this single class of shares; and

(iii)	the entity having no other voting securities.

The Company respectfully submits that liability classification of the warrants is not required because in any cash settlement of warrants, the group of common shareholders before the tender offer no longer controls the entity after the tender offer.

7.	Refer to Adjustment (Q) on page 96. Please disclose the specific terms and conditions associated with the “Brown Award” that will result in the shares being vested. Please also more fully explain the accounting for the shares, including, if applicable, the potential impact that a change in the per share market price of the post combination company could have on the estimated fair value of the shares and on the pro forma financial statements.

Response: The “Brown award” represents an option to purchase 876,893 shares of AEye’s common stock in accordance with the 2016 Plan subject to the vesting schedule set forth in the Notice of Grant of Stock Option by and between AEye and Robert Brown, dated November 17, 2020. The options vest 25% on the first anniversary of the grant date, with the remaining vesting ratably over the next three years. The specific terms and conditions of the award state “upon completion of a transaction with a special purpose acquisition company within 12 months after the Vesting Commencement Date, then 25% of the shares subject to the Option shall immediately vest.” The single vesting condition for the award is service based, with the performance condition of completing the transaction which accelerates the vesting of certain awards, as reflected in Adjustment (Q). On the grant date, the options were measured at their grant date fair values. AEye recorded share-based compensation expense on a straight-line basis over the four-year vesting period. Due to the fact that the Brown award is an equity classified award for a fixed number of shares, a change in the per share market price of the post combination company would not have an impact on the pro forma financial statement of operations.

Background of the Business Combination, page 119

8.	Clarify the timing of the twenty other business combination opportunities you evaluated.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 123 of the Amendment accordingly.

9.	Please revise to clarify how you determined the enterprise value to propose on January 5, 2021, including any due diligence you conducted. Given your subsequent disclosure in this section regarding an initial due diligence list on January 7, 2021 and an industry report on January 19, 2021, it appears the amount you proposed was based solely on the value assigned during the potential Trimaran transaction. If so, revise to state so directly.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 123 of the Amendment accordingly.

10.	Please revise to identify who provided the materials described at the January 7, 2021 special meeting.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 123 of the Amendment accordingly.

CF III Board’s Reasons, page 123

11.	Reconcile the reference on page 127 to no third-party valuation with the disclosure in page 122 regarding the “presentation” provided by CF&Co. on February 12, 2021.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 14, 26, 36, 76, 130 and 134 of the Amendment accordingly.

Certain Forecasted Financial Information for AEye, page 128

12.	Please revise to clarify the assumptions and estimates on which the projected financial information is based and how those assumptions and estimates relate to the amounts disclosed on page 129. While we note the list of assumptions in the second paragraph here, it is unclear how each of them impacted the projected financial information or the weight assigned to each assumption. Provide quantified disclosure to the extent possible, including, as examples only, the assumptions regarding AEye's market share and unit volumes.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 131 and 132 of the Amendment accordingly.

The Post-Merger Charter, page 142

13.	Discuss specifically the “certain” changes that will be made insofar as corporate opportunities provisions are concerned.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 146 of the Amendment.

Total Addressable Market (TAM) Projections, page 172

14.	Please revise to clarify how you determined the numbers and percentages discussed here and on page 185. Explain specifically how each source you reference, such as “customer dialogues,” relates to these amounts and supports your conclusions.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 175 and 176 of the Amendment accordingly.

Exclusive Jurisdiction, page 227

15.	Please describe the full scope of the provision referenced here.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 234 of the Amendment accordingly.

*      *      *

We thank the Staff for its review of the foregoing and the Amendment. If you have further comments, please feel free to contact our counsel, Gary J. Simon by email at gary.simon@hugheshubbard.com or by telephone at (212) 837-6770.

Sincerely,

/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chief Executive Officer

cc:	Hughes Hubbard & Reed LLP

Ellenoff Grossman & Schole LLP

DLA Piper LLP (US)

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